SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 03 November 2025

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Total Voting Rights dated 03 November 2025

Exhibit No: 99.1

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 October 2025, its issued share capital consists of 158,264,872 ordinary shares of 20 340/399 pence each, of which 6,206,782 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 152,058,090.

All ordinary shares of the Company purchased by the Company since the last Disclosure and Transparency Rule 5.6.1 announcement made on 1 October 2025, which are subject to cancellation, have been treated as cancelled for the purposes of these calculations.  The relevant purchases of ordinary shares by the Company are in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 8 May 2025 and pursuant to instructions issued by the Company as announced on 18 February 2025.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1753 972 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	03 November 2025